Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Three Months Ended March 31,				Years Ended December 31,
	2008		2007		2007	2006	2005		2004
Earnings
Pre-tax (loss) income	$(88,039)		$(31,006)		$86,035	$189,098	$(25,697)		$9,246
Fixed charges	31,759		29,388		133,474	89,086	25,795		3,269

Total earnings	$(56,280)		$(1,618)		$219,509	$278,184	$98		$12,515

Fixed charges
Interest expense and amortization of finance costs	$31,446		$29,197		$132,264	$88,414	$25,551		$3,178
Rental expense representative of interest factor	313		191		1,210	672	244		91

Total fixed charges	$31,759		$29,388		$133,474	$89,086	$25,795		$3,269

Ratio of earnings to fixed charges	—	(1)	—	(2)	1.6	3.1	—	(3)	3.8

Total fixed charges	$31,759		$29,388		$133,474	$89,086	$25,795		$3,269
Pre-tax preferred dividend requirements	—		—		—	352	680		507

Total fixed charges plus preference dividends	$31,759		$29,388		$133,474	$89,438	$26,475		$3,776

Ratio of earnings to combined fixed charges and preference dividends	—	(1)	—	(2)	1.6	3.1	—	(4)	3.3

(1)	Due to the Company’s loss for the three months ended March 31, 2008, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $88.0 million to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss for the three months ended March 31, 2007, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $31.0 million to achieve a coverage ratio of 1:1.
(3)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(4)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.